DATED: September 18, 2023

THIRD AMENDED SCHEDULE A

TO THE AMENDED and RESTATED

INVESTMENT ADVISORY AGREEMENT

BETWEEN ADVISERS INVESTMENT TRUST

AND

VONTOBEL ASSET MANAGEMENT, INC.

Name of Fund	Compensation*
Vontobel Global Environmental Change Fund	Annual rate of 0.6500 % of the average daily net assets of the Fund

Vontobel U.S. Equity Institutional Fund	Annual rate of 0.5000 % of the average daily net assets of the Fund on the first $500 million of the Fund.

Annual rate of 0.4500 % of the average daily net assets of the Fund on assets of the Fund over $500 million.

Advisers Investment Trust

By:	/s/ Barbara J. Nelligan
Name:	Barbara J. Nelligan
Title:	President

Vontobel Asset Management, Inc.		Vontobel Asset Management, Inc.

By:	/s/ Melissa Demcsik	By:	/s/ Bartolomeo Toto
Name:	Melissa Demcsik	Name:	Bartolomeo Toto
Title:	CEO	Title:	Head of Finance

*	All fees are computed daily and paid monthly.